SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1 /*/

Neah Power Systems, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

63948P107
(CUSIP Number)

Robert T. Roever Capitoline Ventures LL, LLC 570 Lexington Avenue, 22nd Floor New York, NY 10022 (212) 354-4866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 63948P107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Capitoline Ventures II, LLC (EIN # 26-3550908 )
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 3,994,006
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,994,006
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,994,006
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14.	TYPE OF REPORTING PERSON OO

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Capitoline Ventures II, LLC, a New York limited liability company (the “Reporting Person”). This Amendment is being filed for the purpose of reporting the sale of shares of Common Stock.

Except as amended hereby, the original Schedule 13D filed by the Reporting Person on May 3, 2010 (the “Original 13D”), remains in full force and effect and shall be read together with this Amendment. Capitalized terms not defined herein shall have the meanings ascribed to them in the Original 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item No. 5 is amended by replacing sections (a) and (b) thereof in their entirety with the following:

(a)  The Reporting Person beneficially owns 3,994,006 shares of Common Stock of the Issuer.  Based on a total of 45,674,746 outstanding shares of Common Stock of the Issuer (according to information provided by the Issuer) and further in accordance with the beneficial ownership rules, the shares of Common Stock of the Issuer beneficially owned by the Reporting Person represent approximately 8.7% of the Issuer’s Common Stock.

(b)  The Reporting Person has sole voting power and sole dispositive power with respect to the 3,994,006 shares of Common Stock of the Issuer beneficially owned by it.

Item No. 5 is further amended by supplementing section (c) thereof with the following:

(c)

On April 29, 2010, the Reporting Person sold 300,000 shares of Common Stock in an open market sale at a price of $0.1770 per share.

On April 30, 2010, the Reporting Person sold 88,000 shares of Common Stock in an open market sale at a price of $0.1782 per share.

On May 3, 2010, the Reporting Person sold 16,800 shares of Common Stock in an open market sale at a price of $0.1780 per share.

On May 12, 2010, the Reporting Person sold 20,000 shares of Common Stock in an open market sale at a price of $0.1925 per share.

On May 13, 2010, the Reporting Person sold 83,500 shares of Common Stock in an open market sale at a price of $0.2050 per share.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2010

CAPITOLINE VENTURES II, LLC

By:	/s/ Robert T. Roever
Robert T. Roever, Manager